Trivalence
Mining Corporation

82-4688




03022681

TSX.V- "TMI"
NASD OTCBB- "TMIGF"

NEWS RELEASE

DIAMOND SALES AND OPERATIONS UPDATE

TRIVALENCE MINING CORPORATION (the "Company") June 6, 2003 is pleased to report that it completed the third diamond sale for the year 2003 in Antwerp, Belgium during May 2003 from the Company's 85% owned Aredor alluvial diamond mine in the Republic of Guinea, West Africa. The May, 2003 Aredor diamond sales and sales for the year 2003 to date are as follows:

DIAMOND SALES	CARATS	PER CARAT AVERAGE PRICE USD	SALE PROCEEDS USD
May, 2003 - Gem	1,818.00	419.00	761,496
May, 2003 - Industrial	3,114.15	33.00	102,767
Year to date 2003 - Gem	4,314.00	457.36	1,973,054
Year to date 2003 - Industrial	7,049.00	44.14	311,186
	16,295.15		**3,148,503**

The Company is also pleased to report that the third diamond sale for the year 2003 from the Company's 100% owned Palmietgat (South Africa) kimberlite diamond mine was sold in Johannesburg, South Africa. The May, 2003 Palmietgat diamond sale and sales for the year 2003 to date are as follows:

DIAMOND SALES	CARATS	PER CARAT AVERAGE PRICE USD	SALE PROCEEDS USD
May, 2003 - Gem	4,283	49.00	209,883
Year to date 2003 - Gem	7,549	133.13	1,005,000
	11,832		**1,214,883**

The next diamond sales from the Aredor and Palmietgat diamond mines is scheduled before end June, 2003.

Operations - Aredor

The Company is also pleased to report that the implementation of the 2003 Aredor diamond mining and production plan is on track. A second plant serving a separate area from plant 1 commenced in April 2003 and is running at full production capacity. Plant 1 is a 14 ft. pan plant / 120 TPH and plant 2 consists of 2 x 8' pan plants / 60 TPH. Construction of the third plant, a Dense Media Separation ("DMS") unit (150 TPH) is nearing completion and testing of the plant is due to start before the end of June, 2003. The DMS plant is scheduled to be in full production during quarter four, 2003. The addition of plants 2 and 3 at Aredor will significantly increase both processing capacity and net revenue going into the year 2004. The Company is presently sourcing the heavy equipment required to support the DMS plant.

dlw 6/16

502 – 815 Hornby St., Vancouver, British Columbia, Canada V6Z 2E6
Telephone: (604) 684-2401 • Facsimile: (604) 684-2407 • Toll Free: 1-888-273-3671
Website: www.trivalence.com

Exploration - Aredor

The Company is also exploring for diamondiferous kimberlite within the 1,012 sq km Aredor concession where several prospective targets have been identified. On target K14, a pipe of approximately two (2) hectares in size, the Company intends to carry out a 10,000 tonne bulk sample to ascertain the grade and diamond value. An exploration DMS plant with a processing capacity of 25 tonnes/hr is under construction. Overburden, stripping is scheduled to start in August/September, 2003 after the rainy season ends.

Exploration - Botswana

In the Republic of Botswana, the Company has a joint venture for diamondiferous kimberlite exploration on the Company's Kokong prespecting licenses covering an area of 3,745 sq/ km. in the Kgalagadi district with Tinto Botswana (a subsidiary of Rio Tinto). The Kokong licences are located close to De Beers Jwaneng diamond mine and host a number of diamondiferous kimberlites. During the quarter ending March, 2003, Tinto Botswana R.C. drilled six targets for total of 1526 m. The drilled material was processed and picked. Rio Botswana reported that no diamonds were recovered to date. In addition, two geophysical contractors carried out gravity and magnetic surveys on ten new targets. Additionally, 128 loam samples were collected over 16 geophysical targets. During the forthcoming quarter ending June 30, 2003, Rio Botswana will be carrying out scout drilling on various targets plus additional ground geophysical surveys (EM) over selected kimberlites.

Trivalence Mining Corporation is a publicly traded company with two producing diamond mines located in the Republic of Guinea, West Africa, and in the Republic of South Africa.

For further information, please contact Omair Choudhry at (604) 684-2401 or 1-888-273-3671 (toll free) or Email: tmi@trivalence.com



Waseem Rahman
Director